May 16, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:
Noble Roman’s Inc.
Registration Statement on Form S-1 filed April 25, 2017, as amended on May 16, 2017
File No. 333-217442

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Noble Roman’s Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m. Eastern Time on May 18, 2017, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (317) 634-3377. Thank you very much.

Very truly yours,

NOBLE ROMAN’S INC.

By:
Paul W. Mobley
Executive Chairman and Chief Financial Officer

cc:
Thomas A. Litz, Thompson Coburn LLP